Enterra Energy Trust Announces August 2007 Distribution of US$0.06

CALGARY, ALBERTA--(Marketwire – July 18, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) today announced that a cash distribution of US$0.06 per trust unit will be paid on August 15, 2007. The distribution will be paid in U.S. funds to unitholders of record at the close of business on July 31, 2007. The ex-distribution date is July 27, 2007.

For U.S. Residents

Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements. Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Rhonda Bennetto

Kristin Mason

Manager, Investor Relations, Enterra Energy Trust

Investor Relations Co-ordinator, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

www.enterraenergy.com